No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2018

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

SAN FRANCISCO, October 3, 2018 — Cruise and General Motors (NYSE: GM) announced today that they have joined forces with Honda (TYO: 7267) to pursue the shared goal of transforming mobility through the large-scale deployment of autonomous vehicle technology.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Eiji Fujimura
Eiji Fujimura
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: October 3, 2018

Honda Joins with Cruise and General Motors to Build New Autonomous Vehicle

SAN FRANCISCO, October 3, 2018 — Cruise and General Motors (NYSE: GM) announced today that they have joined forces with Honda (TYO: 7267) to pursue the shared goal of transforming mobility through the large-scale deployment of autonomous vehicle technology.

Honda will work jointly with Cruise and General Motors to fund and develop a purpose-built autonomous vehicle for Cruise that can serve a wide variety of use cases and be manufactured at high volume for global deployment. In addition, Cruise, General Motors and Honda will explore global opportunities for commercial deployment of the Cruise network.

Honda will contribute approximately $2 billion over 12 years to these initiatives, which, together with a $750 million equity investment in Cruise, brings its total commitment to the project to $2.75 billion.